Filed by Vanguard Natural Resources, LLC
Commission File No. 001-33756
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: LRR Energy, L.P.
Commission File No. 001-35344

This filing relates to a proposed business combination (the “Merger’) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and LRR Energy, L.P. (“LRE”), a Delaware limited partnership.
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Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of LRE that also constitutes a preliminary prospectus of Vanguard. A definitive proxy statement/prospectus will be sent to security holders of LRE seeking their approval with respect to the proposed Merger. Vanguard and LRE also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other documents filed by Vanguard and LRE with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by LRE will be available free of charge on LRE’s internet website at http://www.lrrenergy.com or by contacting LRE’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRE, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding LRE’s directors, executive officers and other members of their management and employees in LRE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and LRE and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, LRE or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and LRE’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or LRE; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and LRE’s credit agreements; the ability of Vanguard and LRE to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Vanguard’s and LRE’s Annual Reports on Form 10-K for the period ended December 31, 2014. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor LRE intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE
VANGUARD NATURAL RESOURCES ANNOUNCES DEAL TO ACQUIRE EAGLE ROCK ENERGY PARTNERS, L.P. FOR APPROXIMATELY $614 MILLION AND CONFERENCE CALL TO DISCUSS TRANSACTION

HOUSTON--(GLOBE NEWSWIRE)—May 21, 2015--Vanguard Natural Resources, LLC (NASDAQ: VNR) (“Vanguard” or “the Company”) and Eagle Rock Energy Partners, L.P. (NASDAQ: EROC) (“Eagle Rock”) today announced that they have entered into an Agreement and Plan of Merger pursuant to which a subsidiary of Vanguard will merge into Eagle Rock for total consideration of $474 million in Vanguard common units and the assumption of Eagle Rock’s net debt of $140 million as of March 31, 2015. As a result of the transaction, Eagle Rock will become a wholly-owned indirect subsidiary of Vanguard. The transaction, which has been approved by the boards of directors of both companies, will be a tax-free unit-for-unit transaction with an exchange ratio of 0.185 Vanguard common units per Eagle Rock common unit. The consideration to be received by Eagle Rock’s unitholders is valued at $3.05 per Eagle Rock common unit based on Vanguard’s closing price as of May 21, 2015, representing a 24% premium to Eagle Rock’s closing price on May 21, 2015. Vanguard and Eagle Rock expect the transaction to close in the third quarter of 2015. The merger is subject to customary closing conditions, including the approval by both the Vanguard and Eagle Rock unitholders.

Scott W. Smith, Vanguard’s President and Chief Executive Officer commented, “The transaction we announced today is another great opportunity for the Company and our unitholders. The assets being acquired are attractive bolt-ons to our Mid-Continent, Permian and Gulf Coast basin operations. Eagle Rock has a meaningful position in the SCOOP and STACK plays which will provide attractive drilling opportunities for the next several years. Considering the previously announced merger agreement with LRR Energy, L.P. (NYSE: LRE), we believe that all three companies’ unitholders will benefit from a larger, more diversified entity with lower financial leverage and strong positions in several key U.S. basins. The all-unit nature of the transaction will allow Vanguard, LRR Energy and Eagle Rock unitholders to jointly reap the value growth in an improving commodity price cycle.”

Joseph A. Mills, the Chairman of the Board and Chief Executive Officer of Eagle Rock commented, “We are pleased to announce our pending merger with Vanguard. We are excited about the opportunity to align with Vanguard which has a proven track record of creating value for its unitholders. We believe the transaction is compelling for Eagle Rock’s unitholders by creating a significantly larger and more diverse asset base, an attractive premium and an opportunity to deliver significant value for our combined unitholders in the future. We have been very impressed with the Vanguard team and look forward to working together to successfully combine our two companies.”

Transaction Highlights

•	Eagle Rock’s long-life, low-decline, mature assets are well-suited for Vanguard’s upstream MLP model;

•	Eagle Rock’s low leverage will positively impact Vanguard’s debt metrics and credit profile;

•	Eagle Rock’s oil and gas production is approximately 80% and 70% hedged in 2015 and 2016 respectively, with additional hedges in place through 2019;

•	Proved R/P of approximately 12 years;

•	Balanced reserves mix of 53% natural gas, 21% oil, and 26% natural gas liquids;

•	Assets add scale in Vanguard’s existing East Texas and Permian basins and establishes a new operating platform in the SCOOP/STACK play in the Anadarko basin;

•	Significant potential for cost savings through G&A synergies;

•	Opportunity to attract and retain experienced personnel from Eagle Rock to expand Vanguard’s employee base;

•	Q1 2015 production of approximately 79.7 MMcfe/d, increasing Vanguard’s Q1 2015 production by 20%;

•	Proved reserves at December 31, 2014 (SEC pricing) of approximately 318 Bcfe, increases Vanguard’s estimated proved reserves by 16%;

•	Adds approximately 1,778 producing wells and approximately 202,632 net acres; and

•	The transaction is expected to be neutral to cash flow in 2015 and accretive in 2016 and beyond.

Transaction Benefits to Eagle Rock Unitholders

•	Unit price premium;

•	Significantly larger and more geographically diverse asset base;

•	Expected material operating and cost synergies;

•	Stronger financial position and better access to capital markets;

•	Enhanced distribution stability, coverage and growth potential;

•	Ability to participate in the future growth and upside of the combined company; and

•	Improved unit trading liquidity.

Pursuant to the terms and conditions of the recently announced Purchase Agreement and Plan of Merger with LRR Energy, L.P. (“LRR Energy”), Vanguard has obtained consent from the board of directors of the general partner of LRR Energy to enter into, perform and consummate the proposed merger with Eagle Rock.

Wells Fargo Securities acted as the exclusive financial advisor and Paul Hastings LLP acted as legal counsel to Vanguard. Evercore Group LLC acted as the exclusive financial advisor and Vinson & Elkins LLP acted as legal counsel to Eagle Rock.

In conjunction with the release, Vanguard has scheduled a conference call on May 26, 2015 starting at 11:00 a.m. Eastern Time (10:00 a.m. Central Time).

What: Vanguard Natural Resources, LLC Eagle Rock Merger Conference Call

When: Tuesday, May 26, 2015 - 11:00 a.m. Eastern Time

Where: Live via phone by dialing 1-888-430-8705 or 719-457-2645, for international callers, and using access code 6168215 a few minutes prior to the start time. Investors may also view the supplemental powerpoint presentation on the Vanguard corporate website at www.vnrllc.com.

For those unable to listen to the live call, a replay will be available through June 25, 2015 by calling 1-888-203-1112 or 719-457-0820, for international callers, and using access code 6168215.

About Vanguard Natural Resources, LLC

Vanguard Natural Resources, LLC is a publicly traded limited liability company focused on the acquisition, production and development of oil and natural gas properties. Vanguard’s assets consist primarily of producing and non-producing oil and natural gas reserves located in the Green River Basin in Wyoming, the Arkoma Basin in Arkansas and Oklahoma, the Permian Basin in West Texas and New Mexico, the Big Horn Basin in Wyoming and Montana, the Piceance Basin in Colorado, the Gulf Coast Basin in Texas, Louisiana and Mississippi, the Williston Basin in North Dakota and Montana, the Wind River Basin in Wyoming and the Powder River Basin in Wyoming. More information on Vanguard can be found at www.vnrllc.com.

About Eagle Rock Energy Partners, L.P.

Eagle Rock Energy Partners, L.P. is a growth-oriented master limited partnership engaged in (a) the exploitation, development, and production of oil and natural gas properties and (b) ancillary gathering, compressing, treating, processing and marketing services with respect to its production of natural gas, natural gas liquids, condensate and crude oil.

Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding

Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will,” “should,” “would” or “could,” or the negative thereof or variations thereon or similar terminology, are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally-funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Vanguard and Eagle Rock caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Vanguard’s and Eagle Rock’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings, which are available on the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Vanguard Natural Resources, LLC

Vanguard Natural Resources, LLC
Investor Relations Contact
Lisa Godfrey, 832-327-2234
Director of Investor Relations
investorrelations@vnrllc.com

Source: Eagle Rock Energy Partners, L.P.

Eagle Rock Energy Partners, L.P.
Investor Relations Contact
Chad Knips, 281-408-1203
Director, Corporate Finance and Investor Relations
c.knips@EagleRockEnergy.com